

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

William E. McCracken
Chief Executive Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re: CA, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-09247**

Dear Mr. McCracken:

We have reviewed your letter dated July 29, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 16, 2010.

Form 10-K for the fiscal year ended March 31, 2010

Part III (incorporated by reference to definitive proxy statement filed June 6, 2010)

General

1.   We refer to prior comment 1. Please confirm that future filings will contain a section titled "Compensation Committee Interlocks and Insider Participation," and will include all the information required in answer to Item 407(e)(4) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis

Relationship of Actual Performance to Payouts for Performance-Based Compensation for
Performance Cycles Ending in Fiscal Year 2010, page 35

2.   We note your response to prior comment 3 and that you have not disclosed the target
        performance goals for incentive compensation with performance cycles that have not yet
        been completed; however, we are unable to concur with your position that these goals
        may be excluded in reliance on Instruction 4 because your analysis does not provide a
        specific explanation of how the disclosure of the goals reasonably threatens competitive
        harm. In this regard, it is unclear from your response how competitors could pull
        together sufficiently-specific information about your future operations and strategy from
        the disclosure of your goals to cause you competitive harm. Please advise.

Form 10-Q for the quarterly period ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations

Subscription and Maintenance Bookings, page 27

3.   You indicate in your discussion of the change in subscription and maintenance bookings
        that new product sales related to renewals were lower during the quarter, while also
        indicating in your discussion of the change in the weighted average subscription and
        maintenance duration in years that you had a higher percentage of new product
        transactions. Tell us what consideration you gave to disclosing the amount of new
        product bookings associated with renewals as compared to stand-alone transactions. In
        addition, tell us what consideration you gave to discussing and analyzing any reasonably
        likely material impact on your liquidity, capital resources and/or results of operations of
        any known trends, events or uncertainties. Refer to Item 303(a)(3)(ii) of Regulation S-K
        and Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations.

4.   You indicate that new product transactions generally are for a shorter duration than
        renewals of existing contracts. We also note your disclosure that you executed several
        large contracts with longer than average lengths in the first quarter of fiscal 2010.
        Describe the underlying drivers of this change (e.g., customer preference, business
        strategy, competitive conditions or market factors, etc.) and whether this constitutes a
        material change in the manner of conducting your business. Tell us what consideration

you gave to discussing and analyzing any reasonably likely material impact on your liquidity, capital resources and/or results of operations of these known trends, events or uncertainties. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

5.   We note that you executed several large contracts with longer than average lengths in the first quarter of fiscal 2010. Tell us what consideration you gave to this in making the assertion on page 26 of your Form 10-K for the fiscal year ended March 31, 2010 that "management does not currently expect the weighted average duration of contracts to change materially from current levels for end-user contracts."

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 on Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director